SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

MANDALAY RESORT GROUP

(Name of Issuer)

COMMON STOCK, $.01 2/3 PAR VALUE

(Title of Class of Securities)

562567 10 7

(CUSIP Number)

William A. Richardson
Vice Chairman of the Board
Mandalay Resort Group
3950 Las Vegas Blvd. South
Las Vegas, Nevada 89119
(702) 632-6700

with a copy to:
Howell J. Reeves, Esq.
Wolf, Block, Schorr and Solis-Cohen, LLP
1650 Arch Street, 22nd Floor
Philadelphia, Pennsylvania 19103
(215) 977-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562567 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William A. Richardson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,466

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 193,466

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,466

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 6 amends and restates in its entirety the amended and restated Schedule 13D previously filed by William A. Richardson on June 27, 1995, as the same was most recently amended and restated by an amendment filed on April 8, 2003, and relates to the shares of Common Stock, $.01 2/3 par value per share (the “Shares”), of Mandalay Resort Group, a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3950 Las Vegas Blvd. South, Las Vegas, Nevada  89119.

Item 2.	Identity and Background
(a) This statement is being filed by William A. Richardson (the “Reporting Person”).
(b) The Reporting Person’s business address is 3950 Las Vegas Blvd. South, Las Vegas, Nevada 89119.

(c)    The present principal occupation of the Reporting Person is Vice Chairman of the Board of Directors of the Issuer.  The Issuer is primarily engaged in the gaming business and its principal executive offices are located at 3950 Las Vegas Blvd. South, Las Vegas, Nevada 89119.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Agreement and Plan of Merger dated as of March 19, 1995 by and among the Issuer and M.S.E. Investment, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., the Reporting Person, Michael S. Ensign, David R. Belding, Peter A. Simon II and Robert J. Verchota, as amended (the “Merger Agreement”) the Reporting Person agreed to transfer to certain subsidiaries of the Issuer his indirect interests in (i) three operating and licensed Nevada casinos, (ii) two gasoline service stations, holding restricted gaming licenses, (iii) an Illinois-licensed riverboat gaming facility, and (iv) various development properties located in Nevada, Indiana/Kentucky, and Mississippi (collectively, the “Gold Strike Properties”).  In return, the Issuer agreed to issue 6,457,807 Shares, and distribute $4,762,650 in cash, to the Reporting Person.  After the parties to the Merger Agreement obtained the requisite gaming and other governmental approvals and bank consents, the transactions contemplated by the Merger Agreement were effected (the “Closing”) on June 1, 1995 (the “Closing Date”), resulting in, among other things, the transfer by the Reporting Person of his indirect interests in the Gold Strike Properties to certain subsidiaries of the Issuer and the issuance and distribution by the Issuer of 6,457,807 Shares (the “Original Shares”) and $4,762,650 in cash to the Reporting Person.

The Shares beneficially owned by the Reporting Person as of the date hereof include 193,466 Shares which the Reporting Person is entitled to purchase at an exercise price of $20.20 per share by the exercise of an employee stock option granted by the Issuer on March 1, 2001 (the “March 2001 Option”).  The March 2001 Option, pursuant to which the Reporting Person has previously acquired 473,200 Shares, became exercisable as to 333,333 Shares on March 1, 2002, and March 1, 2003, respectively, and becomes exercisable to the remaining 333,334 Shares on March 1, 2004.  It is the Reporting Person’s present intention to utilize individual funds and/or presently owned Shares to purchase any Shares he may acquire pursuant to the March 2001 Option, which expires on March 1, 2011.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Original Shares for investment purposes.  Subject to compliance with applicable law, and depending on general market and economic conditions affecting the Issuer and the Reporting Person’s view of the prospects for the Issuer and other relevant factors, the Reporting Person may purchase additional Shares, including Shares which may be acquired pursuant to the March 2001 Option, or dispose of some or all of his Shares from time to time in open market transactions, private transactions or otherwise.

The Reporting Person participates in the formulation, determination and direction of basic business decisions and policies of the Issuer by virtue of his membership on the Issuer’s Board of Directors and his service as an executive officer of the Issuer.  For further discussion of (i) the Merger Agreement which contains provisions relating to the Reporting Person’s initial and subsequent election to the Issuer’s Board of Directors and (ii) the Employment Agreement (as defined below) which contained provisions relating to the Reporting Person’s employment as an executive officer of the Issuer and was terminated on May 31, 2002, see Item 6, below.

A vacancy currently existing on the Issuer’s Board of Directors may be filled prior to the next annual meeting of shareholders.

Except as set forth herein, the Reporting Person has no present plans or proposals with respect to any material change in the Issuer’s business or corporate structure or which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material changes in the Issuer’s business or corporate structure;
(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)    The 193,466 Shares beneficially owned by the Reporting Person (all of which represent Shares the Reporting Person is entitled to acquire pursuant to the March 2001 Option as described in Item 3) constitute approximately .3% of the total number of Shares based on 64,886,678 Shares outstanding at October 15, 2003.

(b) The Reporting Person has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 193,466 Shares beneficially owned by him.

(c)    The Reporting Person sold 3,265,000 Shares, 765,000 of which represent Shares the Reporting Person acquired at an exercise price of $13.00 per Share pursuant to the exercise of stock options.  These sales, all of which were open market transactions between June 17, 2003 and July 10, 2003, generated aggregate proceeds of $106,983,126, or an average price of $32.77 per Share.  The Reporting Person sold an additional 3,608,200 Shares, 1,108,200 of which represent Shares the Reporting Person acquired at an average exercise price of $17.61 per Share pursuant to the exercise of stock options having exercise prices ranging from $13.00 to $20.20.  These sales, all of which were open market transactions between September 22, 2003 and October 10, 2003, generated aggregate proceeds of $143,340,699, or an average price of $39.73 per Share.  The details of each transaction were reported in timely filings on Form 4 filed with the Securities and Exchange Commission.

The following table provides for each date on which sales were executed (i) the number of Shares sold, (ii) the aggregate proceeds, and (iii) the average price per Share.

Date	Number of Shares	Aggregate Proceeds	Average Price Per Share

June 17, 2003	471,900	$15,837,247	$33.56
June 18, 2003	355,550	11,769,949	33.10
June 19, 2003	263,100	8,667,251	32.94
June 24, 2003	185,850	6,040,813	32.50
June 25, 2003	134,650	4,376,125	32.50
July 1, 2003	316,600	10,239,984	32.34
July 2, 2003	112,500	3,660,626	32.54
July 3, 2003	112,500	3,659,625	32.53
July 7, 2003	265,000	8,612,871	32.50
July 8, 2003	282,350	9,176,375	32.50
July 9, 2003	400,000	13,060,000	32.65
July 10, 2003	365,000	11,882,260	32.55
September 22, 2003	300,000	12,420,540	41.40
September 23, 2003	412,800	16,839,020	40.79
September 24, 2003	39,000	1,614,877	41.41
September 25, 2003	281,500	11,584,682	41.15
September 30, 2003	359,200	14,249,680	39.67
October 1, 2003	316,600	12,442,127	39.30
October 2, 2003	112,500	4,436,640	39.44
October 3, 2003	55,000	2,190,986	39.84
October 6, 2003	57,500	2,249,865	39.13
October 7, 2003	265,000	10,244,105	38.66
October 8, 2003	100,000	3,839,300	38.39
October 9, 2003	585,100	22,739,839	38.86
October 10, 2003	724,000	28,489,038	39.35

(d) Not applicable.
(e) July 10, 2003.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 3, the Merger Agreement sets forth the Reporting Person’s agreement pursuant to which he sold his interests in the Gold Strike Properties in return for the issuance of the Original shares, and the distribution of $4,762,650 in cash, to the Reporting Person on the Closing Date.

In connection with the transactions contemplated by the Merger Agreement, the Issuer’s Bylaws were amended to increase the number of Class II Directors from two to three.  Pursuant to the Merger Agreement, on the Closing Date, the Reporting Person was elected by the Issuer’s Board of Directors to fill the Class II vacancy resulting from the foregoing amendment to the Bylaws for the balance of the current term of such class.  The Merger Agreement also required the Issuer, at the end of the Reporting Person’s initial term as a member of the Issuer’s Board of Directors, to use its best efforts to cause the Reporting Person (or another individual designated by the Reporting Person) to be nominated for election to a full term when the Class II directors next stood for election in 1996.  The Reporting Person was elected by the Issuer’s stockholders to serve a full three-year term on the Issuer’s Board of Directors on June 21, 1996 and was reelected to additional three year terms on June 17, 1999 and June 20, 2002.

In connection with the Closing, the Reporting Person also entered into the following agreements with the Issuer which relate to the management and securities of the Issuer: Employment Agreement, Standstill Agreement, Registration Rights Agreement and Agreement Pursuant to Joint Venture Agreement, each of which is discussed below.

The Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer required, among other things, the Issuer to employ the Reporting Person as an executive officer for a term of three years subject to automatic renewal unless the Reporting Person or the Issuer provides written notice to the contrary.  The Employment Agreement, pursuant to which the Reporting Person was employed as the Issuer’s Vice Chairman of the Board since June 18, 1998 until May 31, 2002, and Executive Vice President from June 1, 1995, until June 18, 1998, was in effect from the Closing Date until it was terminated on May 31, 2002.  Neither the Issuer’s continued employment of the Reporting Person nor the Reporting Person’s positions with the Issuer were affected by the termination of the Employment Agreement.

The Standstill Agreement dated as of the Closing Date by and between the Issuer and the Reporting Person, Michael S. Ensign, David R. Belding, Peter A. Simon II and Glenn W. Schaeffer (the “Standstill Agreement”), contained a number of customary “standstill” restrictions, including limitations on the number of Shares which the Reporting Person could beneficially own.  Pursuant to such restrictions, which terminated on June 1, 2000, the Reporting Person agreed, among other things and except in certain circumstances, for a five year period beginning on the Closing Date (s) not to acquire more than 9.9% of the outstanding equity securities of the Issuer, (ii) not to engage in the solicitation of proxies and (iii) not to make any acquisition proposal.  Pursuant to a Stipulation of Settlement re Consolidated Class Action and Derivative Claims dated April 16, 1996, the Issuer agreed to amend the Standstill Agreement to clarify certain duties of the Reporting Person.  On September 3, 1996, the Issuer and the Reporting Person entered into Amendment No.1 to the Standstill Agreement (the “Amendment”).  The Amendment, which was effective as of April 16, 1996, provides that notwithstanding anything to the contrary in the Standstill Agreement, the Reporting Person must exercise his fiduciary duties in evaluating and considering any unsolicited offers or proposals for the acquisition of or merger with, or other proposed change in control of, the Issuer.

The Registration Rights Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, Michael S. Ensign, David R. Belding, Peter A. Simon II, Glenn W. Schaeffer, Gregg H. Solomon, Antonio C. Alamo, Anthony Korfman, William Ensign and Robert J. Verchota provides the Reporting Person with certain demand and piggyback registration rights with respect to the Shares acquired by him pursuant to the Merger Agreement.

The Agreement Pursuant to Joint Venture Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, Glenn W. Schaeffer and Michael S. Ensign, which has terminated, required the foregoing individuals to jointly and severally pay to the Issuer liquidated damages upon the occurrence of certain events relating to (i) the management of a joint venture which is currently managed by an affiliate of the Issuer and (ii) such individuals’ employment with the Issuer or such individuals’ beneficial ownership of the capital stock of the Issuer.

On March 1, 2001, the Issuer granted to the Reporting Person the March 2001 Option, the terms of which are described in Item 3.  The 333,334 Shares the Reporting Person will become entitled to purchase pursuant to the March 2001 Option beginning on March 1, 2004 have not been included in the number of Shares reported herein as beneficially owned by the Reporting Person because the right to acquire those shares does not become exercisable for more than 60 days following the date hereof.

The description of the terms of the Merger Agreement, Employment Agreement, Standstill Agreement, Registration Rights Agreement, Agreement Pursuant to Joint Venture Agreement and the March 2001 Option set forth herein does not purport to be a complete statement of the parties’ rights and obligations, and is qualified in its entirety by reference to such agreements, which are set forth as Exhibits 99.1 to 99.8 hereto.  Reference is made to such agreements for a complete description of the terms and provisions thereof and the agreement of the parties thereunder.

Except as set forth above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
99.1

Agreement and Plan of Merger dated as of March 19, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., the Reporting Person, Michael S. Ensign, David R. Belding, Peter A. Simon II and Robert J. Verchota. (Incorporated by reference to Exhibit 10(ee) to the Issuer’s Annual Report on Form 10-K for the year ended January 31, 1995.)

99.2

First Amendment to the Agreement and Plan of Merger dated May 30, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc.,

Oasis Development Company, Inc., the Reporting Person, Michael S. Ensign, David R. Belding, Peter A. Simon II and Robert J. Verchota.*
99.3	Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer.*
99.4	Standstill Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, Michael S. Ensign, David R. Belding, Peter A. Simon II and Glenn W. Schaeffer.*
99.5

Registration Rights Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, Michael S. Ensign, David R. Belding, Peter A. Simon II, Glenn W. Schaeffer, Gregg H. Solomon, Antonio C. Alamo, Anthony Korfman, William Ensign and Robert J. Verchota.*

99.6

Agreement Pursuant to Joint Venture Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, Glenn W. Schaeffer and Michael S. Ensign.  (Incorporated by reference to Exhibit I to Exhibit 10(ee) to the Issuer’s Annual Report on Form 10-K for the year ended January 31, 1995.)

99.7	Amendment No.1 to Standstill Agreement effective as of April 16, 1996 by and between, among others, the Issuer and the Reporting Person.*
99.8	Option Agreement, dated March 1, 2001, between the Issuer and the Reporting Person.*

*Previously filed with this Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2003	/S/ WILLIAM A. RICHARDSON
William A. Richardson

EXHIBIT LIST

99.1

Agreement and Plan of Merger dated as of March 19, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., the Reporting Person, Michael S. Ensign, David R. Belding, Peter A. Simon II and Robert J. Verchota. (Incorporated by reference to Exhibit 10(ee) to the Issuer’s Annual Report on Form 10-K for the year ended January 31, 1995.)

99.2

First Amendment to the Agreement and Plan of Merger dated May 30, 1995 by and among the Issuer and M.S.E. Investments, Incorporated, Last Chance Investments, Incorporated, Goldstrike Investments, Incorporated, Diamond Gold, Inc., Gold Strike Aviation, Incorporated, Goldstrike Finance Company, Inc., Oasis Development Company, Inc., the Reporting Person, Michael S. Ensign, David R. Belding, Peter A. Simon II and Robert J. Verchota.*

99.3	Employment Agreement dated as of the Closing Date by and between the Reporting Person and the Issuer.*

99.4	Standstill Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, Michael S. Ensign, David R. Belding, Peter A. Simon II and Glenn W. Schaeffer.*

99.5

Registration Rights Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, Michael S. Ensign, David R. Belding, Peter A. Simon II, Glenn W. Schaeffer, Gregg H. Solomon, Antonio C. Alamo, Anthony Korfman, William Ensign and Robert J. Verchota.*

99.6

Agreement Pursuant to Joint Venture Agreement dated as of the Closing Date by and among the Issuer and the Reporting Person, Glenn W. Schaeffer and Michael S. Ensign.  (Incorporated by reference to Exhibit I to Exhibit 10(ee) to the Issuer’s Annual Report on Form 10-K for the year ended January 31, 1995.)

99.7	Amendment No.1 to Standstill Agreement effective as of April 16, 1996 by and between, among others, the Issuer and the Reporting Person.*

99.8	Option Agreement, dated March 1, 2001, between the Issuer and the Reporting Person.*

*Previously filed with this Schedule 13D